SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


[X] Form 10-KSB      [ ] Form 11-K      [ ] Form 10-QSB     [ ] Form N-SAR

For Period Ended: December 31, 2002

[ ]      Transition Report on Form 10-K
[ ]      Transition Report on Form 20-F
[ ]      Transition Report on Form 11-K
[ ]      Transition Report on Form 10-Q
[ ]      Transition Report on Form N-SAR

For the Transition Period Ended: __________________________________

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

           If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ______________________.

                                     PART I
                             REGISTRANT INFORMATION


Full name of registrant: China Resources Development, Inc.
Former name if applicable:

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Address of principal executive office (Street and Number)

    Room 2105, 21/F, West Tower, Shun Tak Centre, 200 Connaught Road Central
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City, state and zip code

    Hong Kong
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                                     PART II
                             RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

      State below in reasonable detail why the Form 10-KSB, 11-K, 20-F, 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

            The Form 10-KSB could not be filed within the prescribed time because additional time is required for completion of consolidation of financial statements and currency translation.

                                     PART IV
                                OTHE INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Wong Wah On                                      (852) 2810-7205
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      (Name)                                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [X] Yes [ ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The registrant anticipates that it will incur a year-end net loss of approximately US$7.3 million, compared to net loss of US$3.6 million for the year ended December 31, 2001. The anticipated increase in net loss is attributable to the valuation allowance related to the impairment loss on the registrant's investment in Hainan Sundiro Motorcycle Co. Ltd.


                        China Resources Development, Inc.
            ---------------------------------------------------------
                  (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: March 28, 2003                               By: /s/ Ching Lung Po
                                                       ------------------------
                                                       Ching Lung Po, President